Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration File No. 333-256940

Relating to Preliminary Prospectus Supplement

Dated June 23, 2021 to Prospectus Dated June 17, 2021

Sachem Capital Corp.

7.75% Series A Redeemable Preferred Stock

Final Pricing Term Sheet

June 23, 2021

Issuer:	Sachem Capital Corp.

Title of the Securities:	7.75% Series A Redeemable Preferred Stock

Private Rating:	Egan-Jones Ratings Company: BBB

Number of Shares Being Offered:	1,700,000 Shares

Settlement and Delivery Date:	June 29, 2021 (T+3)

Option to Purchase Additional Shares:	Up to an additional 255,000 shares of Series A Preferred Stock within 30 days

Initial Public Offering Price:	$25.00 per Share

Underwriting Discount:	$1.00 per Share; $1,700,000 (assuming the over-allotment option is not exercised)

Net Proceeds to the Issuer, before Expenses:	$24.00 per Share; $40,800,000 total (assuming the over-allotment option is not exercised)

Dividend Rate:	7.75% per annum of the $25.00 liquidation preference ($1.9375 per Share)

Day Count:	30/360

Date Dividends Start Accruing:	June 29, 2021

Dividend Payment Dates:	Every March 30, June 30, September 30 and December 30, commencing September 30, 2021(provided that if a dividend payment date falls on a non-business day, the applicable dividend payment will be made on the next business day).

Dividend Periods:	The initial dividend period will be the period from and including June 29, 2021 through September 29, 2021, and the subsequent dividend periods will be the periods from and including a dividend payment date to, but excluding, the next dividend payment date or the stated maturity date, as the case may be.

Dividend Record Dates	March 15, June 15, September 15 and December 15, commencing September 15, 2021
Optional Redemption:

Not redeemable prior to June 29, 2026, except under circumstances intended to preserve the Issuer’s qualification as a REIT for federal income tax purposes or as otherwise described in the Preliminary Prospectus Supplement.  On and after June 29, 2026, the Issuer may, at its option, redeem the Series A Preferred Stock, in whole or in part, at any time or from time to time, for cash at a redemption price equal to $25.00 per share, plus any accumulated and unpaid dividends to, but not including, the date fixed for redemption.

Conversion Right:	Share Cap: 25.00

Exchange Cap: Subject to certain adjustments, the aggregate number of shares of the Issuer’s common stock (or equivalent Alternative Conversion Consideration, as applicable) issuable or deliverable, as applicable, in connection with the exercise of a Change of Control Conversion Right will not exceed 42,500,000 shares of the Issuer’s common stock (or equivalent Alternative Conversion Consideration, as applicable), subject to proportionate increase to the extent the underwriters’ over-allotment option to purchase additional shares of Series A Preferred Stock is exercised, not to exceed 48,875,000 shares of the Issuer’s common stock in total (or equivalent Alternative Conversion Consideration, as applicable).

Listing:	The Shares are listed on the NYSE American under the trading symbol “SACHPRA.”

CUSIP / ISIN:	78590A505 / US78590A5056

Joint Book-Running Managers:	Ladenburg Thalmann & Co. Inc.
Janney Montgomery Scott LLC
William Blair & Company, L.L.C.

* We expect that delivery of the shares of the Series A Preferred Stock will be made to investors on or about the third business day following the date of this prospectus (such settlement being referred to as “T+3”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade shares of the Series A Preferred Stock prior to the close of business on the second day before their delivery will be required, by virtue of the fact that the shares initially settle in T+3, to specify an alternative settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the shares of the Series A Preferred Stock who wish to trade shares prior to the close of business on the second day before their delivery hereunder should consult their advisors.

The Issuer has filed a registration statement (including a prospectus and a prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and the prospectus supplement in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request it by calling Ladenburg Thalmann & Co. Inc. at (631) 270-1611.

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